Mail Stop 4561

July 9, 2008

Via Facsimile (949) 502-7061 and U.S. Mail

Mike Sawtell
Chief Executive Officer
DigitalPost Interactive, Inc.
3240 El Camino Real, Suite 230
Irvine, CA 92602

  Re: DigitalPost Interactive, Inc.
  Registration Statement on Form 10
  Filed June 25, 2008
  File No. 000-53289

Dear Mr. Sawtell:

  This is to advise you that a preliminary review of the above registration statement indicates that it materially fails to comply with Rule 8-02 of Regulation S-X, which applies to registration statements on Form 10 filed by smaller reporting companies after February 4, 2008. Rule 8-02 of Regulation S-X requires that you include an audited balance sheet as of the end of each of the most recent two fiscal years along with audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. In this regard, we note that you only provided an audited balance sheet for one fiscal year. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments. Please revise your filing to include audited balance sheets as of the end of each of the most recent two fiscal years.

  You are advised that the registration statement will become effective through operation of law on August 25, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

If you have questions or comments, please contact Michael F. Johnson at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director